FOR IMMEDIATE RELEASE

IMRIS REPORTS FIRST QUARTER 2012 FINANCIAL RESULTS

WINNIPEG, Manitoba, May 14, 2012 - IMRIS Inc. (NASDAQ: IMRS; TSX: IM) ("IMRIS" or the “Company”) today reported its results for the first quarter of 2012. All figures are reported in US dollars.

Highlights:

•	First quarter 2012 orders of $24 million drive backlog to $115.7 at March 31, 2012

•	Three VISIUS Surgical Theatres sold in first quarter to hospitals in China, the Middle East and the US

•	Positive results in first randomized trial demonstrate benefits of VISIUS Surgical Theatre

•	Image Guided Surgical Robot on schedule for July 2012 FDA submission

During the first quarter of 2012, revenues were $3.5 million which was consistent with expectations for fewer planned installations in the period resulting in lower revenues in the first quarter of 2012. Revenues will ramp in the second quarter with accelerating expansion though the second half of the year. Lower revenue combined with continued investment in new product development, marketing, sales and customer support initiatives contributed to net losses of $8.4 million in the first quarter 2012 compared with net loss of $4.6 million in the first quarter of 2011.

Financial Highlights:

	3 months ended Mar 31 (unaudited)
($000’s except per share amounts)	2012	2011	Change
Sales	3,493	11,057	(68)%
Gross profit	1,394	4,453	(69)%
Gross profit as % of sales	39.9%	40.3%	n/mf [1]
Operating expenses	9,939	9,468	5%
Adjusted EBITDA[2]	(7,222)	(3,850)	(88)%
Operating loss	(8,545)	(5,015)	(70)%
Net income (loss)	(8,350)	(4,588)	(82)%
Basic earnings (loss) per share	(0.18)	(0.10)	(80)%
Diluted earnings (loss) per share	(0.18)	(0.10)	(80)%
Cash, cash equivalents & accounts receivable	44,614	63,774	(30)%
Total assets	85,066	104,294	(18)%

1 Not meaningful.

2 The Company defines adjusted EBITDA as earnings before interest income, stock based compensation, foreign exchange, embedded derivatives, income taxes, and amortization.

1

First Quarter Results:

Revenues

Revenues in the first quarter of 2012 were $3.5 million compared to $11.1 million in the prior year period. The decreased revenues primarily reflected a reduction in the conversion of order backlog as planned installation activities were lower in the first three months of the year. Service contract revenues were $1.1 million in the 2012 first quarter, compared with $0.6 million during the same period in 2011 as a result of more VISIUS Surgical Theatres on service programs in 2012.

Gross Profit

Gross profit was $1.4 million in the first quarter compared with $4.5 million in Q1 2011. The first quarter 2012 gross margin as a percentage of sales was 39.9% compared to 40.3% in the prior year period. The lower gross profit in this year’s period is primarily due to lower system installations. Gross margin as a percentage of sales was marginally lower due to higher final closing costs and warranty provisions on projects, which have a higher impact on margins when there are lower product deliveries in any given period. These costs were partially offset as a result of cost reductions and recoveries on several projects.

Operating Expenses

Investment in research and development in support of the Company’s MR guided radiation therapy product and image guided surgical robotics program continued to be a major focus in the first quarter of 2012. These activities increased research and development expenditures to $3.6 million in the first quarter of 2012 compared with $2.5 million in Q1 2011. This increase was partially offset by decreased expenditures in administration and other areas of the business as part of a focused effort to manage costs in non-customer facing activities. The Company has continued to invest in sales and marketing programs as well as customer support necessary to drive new order bookings and service those new customers through to clinical operation.

Adjusted EBITDA and Operating Loss

Adjusted EBITDA in the first quarter of 2012 was negative $7.2 million compared with negative $3.9 million in the first quarter of 2011. Operating loss was $8.5 million in the first quarter of 2012 compared with operating loss of $5.0 million in Q1 2011. The year over year decreases in Adjusted EBITDA and operating loss reflect lower revenues and gross profit combined with higher investment in research and development as described above.

Net Loss

Net loss for the first quarter of 2012 was $8.4 million compared to a net loss of $4.6 million in Q1 2011. The higher net losses in 2012 reflect the year-over-year increases in operating losses, driven primarily by lower revenue in the period. In Q1 2012, the Company recorded a foreign exchange gain of $0.2 million versus $0.4 million in Q1 2011.

Liquidity and Capital Resources

Cash and cash equivalents at March 31, 2012 totaled $35.4 million. In addition, the Company had accounts receivable of $9.2 million. These funds, together with ongoing operating cash flow, will be used to fund the Company’s working capital and general corporate purposes.

2

Backlog3

At March 31, 2012, IMRIS’ backlog was $115.7 million. During the first quarter of 2012, $3.5 million of backlog was converted into revenues and $24 million in new orders were received. The change in the US dollar versus the foreign currencies of the orders in backlog resulted in a $0.2 million increase in the value of the backlog. Total backlog at March 31, 2012 was comprised of $78.1 million of system orders and $37.6 million in service contracts.

Other Developments

IMRIS hosted its first-ever VISIUS Surgical Theatre symposium at the annual meeting of the American Association of Neurological Surgeons at AANS 2012 in Miami Beach, FL. The symposium, which took place on April 16, 2012, was chaired by Dr. Joseph Piepmeier, Chief of the Section of Surgical Neuro-oncology at Yale University School of Medicine. The program featured presentations from four surgeons from the US and China who shared their experiences and clinical findings in a range of neurosurgical applications.

Separately at the AANS 2012, there were two oral presentations and six e-posters based on studies performed at hospitals with a VISIUS Surgical Theatre. Dr. Xiaolei Chen, Associate Professor, Neurosurgery, Chinese PLA General Hospital, Beijing, presented preliminary results of the first-ever randomized trial that studied the resection of low-grade insular glioma using high-field intraoperative MR imaging. Dr. Chen’s presentation is one of several that indicate that intraoperative MR imaging is gaining broad acceptance as a “best clinical practice” in neurosurgery.

Outlook

Sales programs with potential new customers of the VISIUS Surgical Theatre remain active as bookings increase and the Company’s sales funnel continues to broaden. The Company believes the economic climate has improved and, as markets continue to stabilize, the trend will be for a strengthening of bookings performance driven by the underlying clinical demand for VISIUS Surgical Theatres.

In the balance of 2012, IMRIS expects top line improvement with annual revenues forecast to be in the range of $57 million to $60 million. Quarterly revenues are expected to increase significantly from Q1 2012 with Q2 2012 revenues anticipated to be $15 million to $16 million.

In 2012, annual gross margin is expected to be comparable to 2011 levels, with quarterly gross margins expected to vary somewhat depending on the timing of underlying system installations in the respective quarters. As market recognition and demand for our products expands, the Company’s margins are anticipated to increase into the mid 40% range.

The Company’s priorities for 2012 remain a focused drive to maximize bookings with targeted marketing programs together with increased investment to complete development of the Company’s image guided surgical robot, its image guided radiation therapy product, and to further improve the capabilities of the VISIUS Surgical Theatre. In 2012, research & development expenses are expected to be approximately $13 million to $15 million with the remainder of operating expenses to remain consistent with 2011 levels.

IMRIS is well positioned to build the current business and add new products for future growth. With cash, cash equivalents and accounts receivable at March 31, 2012 of $44.6 million and order backlog of $115.7 million, the Company has a strong base from which to continue to fund operations and product development.

3 See “Non-GAAP Financial Measures” in the Company’s Q1 2012 MD&A for further information on backlog.

3

The Company’s full financial statements as well as management’s discussion and analysis will be available at www.sedar.com, www.sec.gov and www.imris.com.

Conference Call

Management will host a conference call to discuss the results at 5:00 pm ET today, Monday, May 14, 2012. Following management’s presentation, there will be a question-and-answer session for analysts and institutional investors. To participate in the teleconference, please call 416-644-3414 or 800-814-4859. To access the live audio webcast, please visit IMRIS’s website at www.imris.com. A taped rebroadcast will be available to listeners following the call until midnight (ET) on May 21, 2012. To access the rebroadcast, please call 416-640-1917 or 877-289-8525 and enter passcode 4535294#. The webcast will also be archived on IMRIS’ website.

About IMRIS

IMRIS (NASDAQ: IMRS; TSX: IM) is a global leader in providing image guided therapy solutions through its VISIUS Surgical Theatre – a revolutionary, multifunctional surgical environment that provides unmatched intraoperative vision to clinicians to assist in decision making and enhance precision in treatment. VISIUS Surgical Theatres serve the neurosurgical, cardiovascular and cerebrovascular markets and have been selected by leading medical institutions around the world.

For more information, visit www.imris.com.

Forward-Looking Statements

This press release may contain or refer to forward-looking information based on current expectations. In some cases, forward-looking statements can be identified by terminology such as “anticipate”, “may”, “expect”, “believe”, “prospective”, “continue” or the negative of these terms or other similar expressions concerning matters that are not historical facts. These statements should not be understood as guarantees of future performance or results. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from those implied by such statements. Although such statements are based on management's reasonable assumptions, there can be no assurance that actual results will be consistent with such statements. Forward-looking statements are subject to significant risks and uncertainties, and other factors that could cause actual results to differ materially from expected results. These forward-looking statements are made as of the date hereof and we assume no responsibility to update or revise them to reflect new events or circumstances.

For further information, please contact:

Kelly McNeill	Brad Woods
Executive Vice President Finance and	Director Investor Relations
Administration and Chief Financial Officer	& Corporate Communications
IMRIS Inc.	IMRIS Inc.
Tel: 204-480-7090	Tel: 204-480-7094
Email: kmcneill@imris.com	Email: bwoods@imris.com

4